AKW 3/11

UNITED STATES *OMB APPROVAL* **SECURITIES AND EXCHANGE COMMISSION** *OMB Number: 3235-0123*
Washington, D.C. 20549 *Expires: APRIL 30, 2013 Estimated average burden* ANNUAL AUDITED REPORT *hours per response. 12.00*

FORM X-17A-5

SEC FILE NUMBER
8-40034

PART III

SEC
Mail Processing
Section
MAR 04 2013
Washington DC
402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 AND ENDING 12/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Slusser Associates Inc.** ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 250 Park Avenue, Suite 7063, New York, NY 10177 FIRM I.D. NO. 22891

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Slusser 1-212-355-5233

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

13014048

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZBS Group LLP
115 Broad Hollow Road, Suite 350
Mellville, NY 11747

CHECK ONE: Certified Public Accountant X Public Accountant Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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2A

OATH OR AFFIRMATION

I, William Peter Slusser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slusser Associates, Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature William Peter Slusser

Title President

Notary Public Jessica Martinez

JESSICA MARTINEZ
Notary Public, State of New York
No. 01MA6077594
Qualified in Bronx County
Commission Expires July 15, 2014

This report ** contains (check all applicable boxes):

X(a) Facing Page.
X(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j)A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X(l)An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZBS GROUP LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Slusser Associates, Inc.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Slusser Associates, Inc. as of December 31, 2012 and the related notes to the statements of financial condition for the year then ended.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slusser Associates Inc. at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

ZBS Group LLP

ZBS Group LLP
Melville, New York
February 27, 2012

Main Office: 115 Broadhollow Road, Suite 350 • Melville, NY 11747 • 516-394-3344 • Fax 516-908-7867
NYC Office: Empire State Building, 350 5th Avenue, Suite 7610 • New York, NY 10118 • 212-461-1754
www.zbscpas.com

SLUSSER ASSOCIATES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	41,717
US Treasury bills, at fair market value		359,904
Money market fund investment, at fair market value		223,162
Marketable equity securities, at fair market value (Note 3)		114,300
Investment in and advances to Water Company Investors, L.P. (Notes 2 and 3)		265,553
Other investment		21,755
Prepaid expenses		8,839
Accrued Interest receivable		48
Computers, net of accumulated depreciation of $28,905		2,691
Deposits		12,000
	$	1,049,969

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	20,766
Loan Payable Stockholder		10,000
Deferred taxes payable		4,000
Income taxes payable		325
Total liabilities		35,091
Stockholder's equity:		
Common stock, $1 par value- shares authorized 1,000; shares issued and outstanding 100		100
Additional paid-in capital		2,379,034
Deficit		(1,364,256)
Total stockholder's equity		1,014,878
	$	1,049,969

See accompanying notes to financial statements.

Note 1- Accounting Policies and Other Matters

Organization and Business Activity

Slusser Associates Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and regulated by the Financial Industry Regulatory Authority ("FINRA") formerly the National Association of Securities Dealers, Inc. The Company engages in investment banking activities.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company maintains the majority of its cash in one money center bank. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Such cash balances at time may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

Marketable Equity Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Investment in Water Company Investors, L.P.

The Company's investment in Water Company Investors, L.P. ("LP) is valued at its share of the net asset values reported by LP.

Computers

Computers are stated at cost. Depreciation is provided for by the straight-line method for financial statement purposes based upon the estimated useful lives of the assets. Asset lives for computers is 5 years for financial statement purposes.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to have its income tax as an S corporation under the provisions of the Internal Revenue Code and New York State Law, which provide that in lieu of corporate income taxes, the stockholders are required to report their proportionate share of the company's taxable income or loss on their personal income tax returns. Therefore, Federal and New York State income taxes are not provided for in these financial statements. The Financial statements include a provision for New York City General Corporation Tax, as New York City does not recognize S corporation status.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax position will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years open for assessments are the years ending on or after December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2- Investment in and Advances to Water Company Investors, L.P.

The Company is the general partner of Water Company Investors, L.P. ("LP"), a limited partnership formed for the purpose of investing in water companies and related businesses. The Partnership's interest in the change in the net asset value of The Company is reflected in the financial statements as equity in the net earnings (loss) of L.P.

The Company is required, under the partnership agreement, to maintain a minimum capital of the lesser of $100,000 or 1% of the aggregate capital of Investors. The Company has indicated to the limited partners of Investors that it intends to maintain a capital balance of at least $150,000.

Note 3- Fair Value Measurements

The fair value hierarchy established under fair value measurement guidance prioritizes the input used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1- measurements) and the lowest priority to inputs that are unobservable to third parties (level 3- measurements). The three levels of the fair value hierarchy are described below:

- Level 1- Quoted prices in active markets for identical assets and liabilities in active markets.
- Level 2- Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities.in inactive markets and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3- Inputs to the valuation methodology are unobservable to third parties and are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2012:

Note 3- Fair Value Measurements (Concluded)

Water Company Investors, L.P.:

The partnership interests of each of the partners of Water Company Investors, L.P. are held in separate investment accounts with a securities broker. The assets held in the Company's investment account, at December 31, 2012, consisted of marketable securities traded in an active market, cash and cash equivalents. Accordingly, the Company's partnership interest in Water Company Investors, L.P. is classified within Level 1 of the valuation hierarchy.

Marketable Equity Securities:

Marketable equity securities, held by the Company at December 31, 2012, consist of securities that are traded in an active market and accordingly are classified within Level 1 of the valuation hierarchy.

Money Market Fund Investment:

At December 31, 2012, the Company held an investment in the money market fund of a major financial company. The money market shares of this financial company are traded in an active market and, accordingly, are classified within Level 1 of the valuation hierarchy.

Note 4 –Additional Paid-in Capital

The Company's stockholder contributed $100,000 to Capital in 2012.

Note 5- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed a ratio of 15 to 1. At December 31, 2012, the Company had net capital of $682,384 and a ratio of aggregate indebtedness to net capital of 5.14 to 1. The Company's minimum net capital requirement was $5,000.

Note 6-Lease

The Company leases office facilities under an operating lease agreement, with minimum monthly lease payments of $4,977 expiring on December 31, 2013. This lease is extended automatically by 18 months until a 3 month written notice of termination is received from either the Company or the landlord.

Note 7- Income Taxes

At December 31, 2012, the Company has net operating carryforwards totaling approximately $1,900,000 to offset future New York City taxable income. These carryforwards will expire through 2032. Due to uncertainties related to the extent and timing of future income, a valuation allowance has been recorded to offset the potential benefits from using the operating losses to offset future taxable income.

Note 8- Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through the February 27, 2012, the date the statement of financial condition was available to be issued, and has determined that there are no events to disclose.